Filed by Social Capital Hedosophia Holdings Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Opendoor

Commission File No. 001-39253

Proposed Business Combination Discussion with Social Capital Hedosophia Holdings Corp. II and Opendoor Labs, Inc.

September 15, 2020

Corporate Participants

Chamath Palihapitiya – CEO, Social Capital Hedosophia Holdings Corp. II

Eric Wu – Co Founder & Chief Executive Officer, OpenDoor Labs, Inc.

Carrie Wheeler – Chief Financial Officer, OpenDoor Labs, Inc.

Adam Bain – Director, Social Capital Hedosophia Holdings Corp. II

Whitney Kukulka, Investor Relations, The Blueshirt Group

Welcome to the Opendoor and IPOB investor conference call and webcast. Social Capital has filed an investor presentation with the SEC, which is also available on Opendoor’s investor website. Please review the disclaimers included therein and refer to that as the guide for today's call. The presentation will also be helpful to reference in conjunction with management’s commentary.

With that, I’ll turn the call over to management to begin.

Chamath Palihapitiya, CEO, Social Capital Hedosophia Holdings Corp. II

Thanks, everybody, for dialing in to hear more about this really exciting merger between IPOB and Opendoor. Now, before we talk about the market and the company, I want to take a step back and remind us all of what we’re trying to do with IPOB but also IPO 2.0 more broadly.

Our goals have always been the same, which is we really want to partner with iconic technology companies. And in doing so, what we’re trying to do is really help them transition to the public markets in a way where we can enable them to fund and achieve very ambitious long-term growth objectives. And in doing that, I think what we can do is play a role in helping some great entrepreneurs build legacy companies.

Now, that word legacy is really important because it allows us to really filter and understand big ideas from small ideas. And there really is no bigger idea than consumption or the ability for people to buy and sell things. Over the last 20 years, what we’ve seen is that people are increasingly buying and selling things online. But in the last six months, what we’ve seen is a real sea change of behavior, and many more consumers than ever before have realized that buying and selling things offline is just too cumbersome. Instead, what they really value is time, consistency, and convenience. And if you can put these three things together, you can build a really durable company.

And the way to do that is through software, because software allows us to really embody these ideals in a very leveraged and focus way and if you do it, the result is that behavior moves online and companies grow much faster than you would have thought. In fact, today, whether it’s buying or selling clothes, buying or selling groceries, buying or selling cars, frankly anything and everything that can and – be bought and sold online is.

And irrespective in which part of the ecosystem you play, whether you are the core payments provider, whether you are the merchant enabling layer or you’re the end-facing consumer brand, you can build an enormously valuable company. And these leaders in these categories all come with really important tailwinds, and those tailwinds create a margin of safety for them to be able to grow for many, many years and enjoy some real advantages of scale that makes them very hard to unseat by competitors.

Now, at this point, we would all think that every form of consumption has been well addressed by software and has already moved largely online. But that would be wrong, because there is one category that is literally the same today as it has been 50 years ago, and that’s consumer real estate. And plus, this doesn’t make much sense because home ownership really is the pillar of the American dream. It is something that touches every single person in the United States. 68% of Americans are homeowners and 32% probably want to be at some point. Five million homes are sold every year in the US.

These two data points come together to create an enormously undisrupted market worth more than $1.6 trillion on a yearly basis. But it’s also created a market that’s highly fragmented, that has low trust and convenience where almost one-third of the people in it actually do it as a part-time job. And that is the opportunity that Opendoor has seized, and this is why we are so excited to talk to you about the market and the company and the merger between IPOB and Opendoor, which will bring Opendoor public.

Now, before we make any investment, we always think about the margin of safety. What are the tailwinds? What are the things that can allow us to see a multi-decade plan of growth? And in the case of consumer real estate, there are five very important trends that must be well understood. The first is that coming out of a global financial crisis, we’ve seen a real lack of resale inventory. Homebuilders have been underbuilding for years.What that’s done is really constrain supply and it’s driven some really important housing affordability issues. And the result of this is that many people are choosing to move because they can’t afford to live in the places they’ve used to live before.

Second major tailwind is that we are seeing state budgets and local budgets change pretty radical, and as a result, they’re revisiting how they tax the people that live in any given state. At the same time, the federal government has eliminated a really important state and local tax deduction. This has driven a lot of ordinary Americans to reevaluate where they should be living. And you see it playing out in the data where the most populous states in the US, New York, New Jersey, California, are now starting to stagnate and shrink relative to the rest of the country and lower cost, more dynamic cities. These are all the markets, by the way, in which Opendoor has scaled – and are now really starting to thrive.

The third major tailwind that we think exists in this category is that the coronavirus pandemic has forced many companies to create a work-from-home opportunity for most of their knowledge workers. Now, for the first time ever, people living in cities are searching to move to the suburbs more than they are to actually staying within a city.

Fourth major trend is that we have 75 million Americans, millennials who are now starting to form families and enter the housing market, and they’re doing so with a lot of purchasing power, which means that they will be able to compete very effectively for the purchase of not just their first but for their second and third and fourth homes.

And then the fifth really important dynamic is that the Federal Reserve has effectively told us that they are going to keep rates at or near zero for the indefinite future. And when you put that into the mix, what we think it does is really supercharge Americans’ ability to buy, sell, refinance and upgrade their homes. All of these things when put together means that people, more than ever before, are going to be moving. And that’s the opportunity that Opendoor has seized, because what they built is an incredible product that combine the machine learning and user experience, as well as world-class operations in a way that allows a person to come to Opendoor.com and sell their home to them in under 24 hours.

And that simplicity and trustworthy experience has created significant scale in just a few years. In 2019, they did $4.7 billion in revenue. And more importantly, for the future, they are building a virtuous cycle. Software is allowing them to create a durable moat that will allow them to compete really effectively against anyone that tries to enter their market.

And this virtuous cycle can be described in the following way: the entire value of Opendoor starts with the ability to make offers, because the more offers that they make, the more homes they buy and the more homes they sell. As they do that, they can win a market, they can refine a playbook, and they can expand with confidence into more and more markets. As they do that, two things happen. The first is that they’re able to cross-sell and upsell a whole suite of value-added services. Think here about home mortgages, warranty, repair, title, escrow. And these things have a very good attach rate, which Eric will talk about in a second. They also drive large, long-term profitability and contribution margin.

All of this scale also allows them to work with their lending partners to secure more and cheaper forms of capital. Together, all of these things just continue to give consumers more value; it continues to lower costs, and then consumers reward Opendoor with more demand, which then allows Opendoor to make more offers and the cycle continues. This flywheel exists and is spinning very, very quickly. In fact, that playbook that I just talked about, at just a small 4% market share across the markets in which they intend to be in, will create a company with $50 billion of revenue.

So to summarize before I hand it up to Eric to walk you through the product and the business in a little bit more detail, this is a company that has invented a category: the ability to buy and sell homes online. That behavior is just in its early phases but we think is going to represent a large share of the consumer real estate market over the next two decades. In the category, they are the dominant leader, creating a pace and setting the benchmark for what the consumer experience is. We think they will maintain their lead.

They have demonstrated some real success already. 2019 revenue was $4.7 billion, 2023 estimated revenue is almost $10 billion. And we think we’ve priced the deal in a way that creates both a margin of safety for investors where you can underwrite a long-term return, but also the company that allows them to finance the business, and allow them to achieve these really ambitious objectives.

And I believe in this the same way that I believed in some of our other big bets that we’ve made, whether it was Bitcoin in 2013, Amazon in 2015, Tesla in 2016, and Virgin Galactic in 2019. We really try to find companies that we think are run by exceptional leaders with great asymmetric upside which can 10x in 10 years, and I think that Opendoor represents the next great company along this legacy.

Eric Wu, Co Founder & Chief Executive Officer, OpenDoor Labs, Inc.

Let me start by sharing my personal journey. So, I bought my first house when I was 19 using scholarship funds in Tucson, Arizona and – to be part of the American dream and own a home. So I purchased this beauty for $112,000 in which my realtor framed it to me as an incredible upgrade opportunity, which is a pretty funny use of words.

But the process of buying and selling this home was a nightmare. I felt alone; it was pretty scary. There were termites, a leaky roof, unpermitted additions, a stack of legal documents impossible to understand, I had a mortgage broker that ripped me off. And there was no real adviser on my side. And so since that moment, I’ve been working in the intersection of housing and technology for almost 20 years, founding two companies, selling one to Trulia where I worked closely on a lead gen and ad model for realtors.

And when you take a step back, very little has changed. So, I founded Opendoor to take all of the insights and frustration I experienced in real estate and channel that into solving the hardest problems for consumers. This problem is obviously very meaningful to me as I consider this my life’s work, but it’s also very meaningful to the other executives that left some pretty amazing companies and joined me.So we’ve attracted a deep bench with relevant experienceand pattern recognition from companies such as Amazon, Netflix, Square, TPG, Uber and Lyft. And collectively, our goal is to deliver on our vision which is to unlock homeownership for millions of Americans every year, and we will do this by making it possible to buy, sell and move at the tap of a button. We’re making buying and selling a home as simple as booking a flight or hailing a ride.

So, I’m here to talk about product, technology and our business. Take a moment to listen to what our customers say Opendoor is able to do for them.

So, in 2015, we invented this category called iBuy or Internet buying, which eliminates all of the inefficiency and frustrations I experienced in Tucson 18 years ago. And within five years, we’ve launched 21 markets, we serviced over 80,000 homeowners, and we sold over $10 billion of real estate.In 2019, we reached $4.7 billion in revenue, growing over 100% per year since launch.

As investors, there are a lot of reasons why you should be as excited as we are, and I’ll walk you through each one of these, but I do want to answer four questions for you. One, what is the problem and why is it so large? Two, what is our solution and why is it differentiated and powered by software and insights? Three, how do we make money today? And four, how will we make more money in the future?

And the sailent point here is that this is the start of a multi-hundred billion dollar opportunity. As I mentioned, we are transforming one of the largest markets in the US with two-thirds of Americans living in a home they own and over 5 million homes sold each year. Residential real estate is 2 times larger than used autos and 1.6 times larger than food.

Secondly, the market is highly fragmented. For a significant portion of realtors, this is their side job, and that part-time nature creates misaligned incentives, a lack of expertise – it is a failing in the system. The result is a process that is complex, it’s uncertain, it’s time-consuming and it’s manual. Almost 90% of consumers choose the traditional path and this is the process.

You decide to move, you have to find an agent, you have to put in capital to prep the home, list the home on the market for close to 90 days, clear out to host open houses and strangers walking through your home, negotiate an offer, negotiate repairs, search for a new home. As 65% of our sellers buying another house make offers contingent on selling their current home. At the eleventh hour, there’s a 20% chance the deal falls through, forcing you to restart this process.

Additionally, not only is this time-consuming and filled with uncertainty, there’s a large amount of unexpected costs. People typically think about the cost as just listing commission and the buyer broker commission. But homeowners spend tens of thousands of dollars on repairs, closing costs, warranty, and home insurance just to move down the street. Instead, with Opendoor, homeowners can simply go online, answer a few questions about their home and receive a cash offer within 24 hours.

This means we buy the home from the customer in cash, guaranteed. They can select their preferred closing date, click, and sign. So, we’ve taken this 100-day process full of uncertainty and hassle and made it a few simple steps online. After we buy the house, we’ve built a new experience for home shoppers. We enable our customers to simply download our app, discovering upwards of thousands of homes yourself, get financing and make an offer all on just your mobile device. This is a seamless on-demand buying experience for home shoppers.

So, this is what a homeowner sees. We are faster, less hassle, and more certain. The customer can choose to list on the market and deal with the process we just spoke of and potentially netting less, or sell to Opendoor for a 7% fee, no hassle, complete control and peace of mind. The value for consumers is obvious.

So, let me walk you through the response. We already start with a high intent customer pool. So for every 100 customers who request an offer, 20 are real sellers looking to sell their home today. It’s obviously the customers we care most about, and we convert 34% of real sellers. That’s more than one in three homeowners who are high intent sell their largest asset to us online. And 90% sell direct to Opendoor.

When we’ve tested fees at 10%, the value proposition is so compelling that we convert nearly a quarter of our real sellers. And when fees are 6%, the conversion hits nearly one in two. So, part of our strategy is to make the experience continuously better and cheaper so everyone comes to Opendoor.

Last, something we’re really proud of, that we have a culture focused on the customer experience with a best-in-class Net Promoter Score of 70. And when you look at other industries that are fragmented and have low NPS, this is shown to be a recipe for rapid disruption.

Though the consumer experience is what we’re focused on, we spent the past five years rebuilding the infrastructure to transact. This means we’ve built world-class capabilities in pricing, home operations, fulfillment, capital markets, and customer service. I’d like to deep dive on a couple of areas where we have significant advantages, which are pricing and costs.

So, starting with pricing, this is one of our largest areas of investment. We’ve built our own hyper-local dataset as the principal in the transaction over the course of five years. We’ve collected proprietary offline, feature-specific data on every home we visited in a structured way that collectively underpins our pricing engine.

As you can see on the right, we’ve driven consistent pricing improvements through time and scale due to more data, more operational history, better model training, and our most mature markets perform the best. And more importantly, there’s a strong track record of our newer markets following the same path. We’ve been able to improve accuracy alongside a material ramp in automation. Over 60% of our offers are model-driven and do not touch a human before they’re sent to the customer. This enables us to scale the business efficiently.

Secondly, in order to maintain low fees, it’s imperative that we build the lowest cost platform, and we’ve done just that. We’ve built the most efficient way to buy and sell a home. It starts with systems, software and tooling that streamline operations, and we’ve built our infrastructure for scale, driving centralization and automation at every single step. So the result is a per person productivity that is 12 times more efficient than a full-time traditional agent.

Additionally, we’ve been able to reduce our spend per home by 50%, which directly adds to our bottom line, driven by models that predict high ROI repairs, scale economies that drive down the cost of materials by 40%, and the efficient onboarding and management of over 10,000 subcontractors through our home services app, Opendoor Scout. As a tangible example, we’ve installed over 1 million square yards of carpet in 2019, making us one of the largest carpet installers in the US. Our company is oriented around driving cost out of the system, and we refer to this as our “bps for breakfast” core value in which we eat basis points of cost out of the system every single day.

A differentiated product with accurate pricing and low fees has resulted in rapid growth. In our first six markets, we reached $2.7 billion of revenue run rate and Phoenix alone had $1 billion in revenue run rate at only 4% market share. And today being live in 21 markets at 2% market share, we reached $5 billion in revenue run rate. We run centrally with customer ops, pollinating pricing data across markets, and have built systems to launch that do not require large field teams.

And if you look at the chart on the right, we are accelerating market share gains for each set of markets we launch, demonstrating the scalability of our systems and playbooks. We’ve done this over 20 times and we have this nailed. Thus, just running this playbook and scaling to more markets, we would achieve over $50 billion of revenue. Doing what we do today, we have line of sight to $50 billion of revenue.

But if you ask people around the table, our ambitions are to service every single homeowner in the US. And as one filter, if you study the types of homes that we target, which are homes between $100,000 and $750,000, this covers 87% of the market, equating to a $1.3 trillion annual revenue opportunity.

And this is just our first act. We believe this is the start of a digital transformation, and real estate is in its infant stages of moving online. We see peers and other categories creating tens of billions dollars of value even early on and we believe, just like e-commerce, just like rides and just like used autos, real estate will be controlled by a category-leading consumer technology company.

And COVID has only accelerated the transition from offline to online. Now, customers are prioritizing safety. They’re demanding digital experiences. They’re moving out of dense areas, and this is creating strong tailwinds for housing in our markets. And this all plays to our strength, which is enabling the buying and selling of a home in a completely digital and contactless way.

At the same time, we know customers just don’t want a simple experience to buy and sell a home; they want the adjacent services to be just as convenient, digital and easy. And we’ve already gotten started with our first service, Opendoor Title and Escrow, we’re seeing over an 80% attach rate. We are creating an ecosystem of services and we intend on capturing a large portion of consumer spend during and after the move.

So as the market leader, there’s so much more to come. As of today, we’ve transformed how people sell a home. And tomorrow, in this next chapter for Opendoor, our digital one-stop-shop will transform how people move.

So to summarize, we are the consumer-centric, data-first end-to-end real estate platform. We are the market leader with a line of sight to $50 billion of revenue. And what we’ve built is special, it’s important, it’s hard to do, and hard to replicate.

So I’ll pass it to Carrie, who will walk you through the financials behind this.

Carrie Wheeler, Chief Financial Officer, OpenDoor Labs, Inc.

Eric has framed the tremendous market opportunity. Let’s talk about how we’re going after it with positive unit economics. And then I’ll now cover off on our financials.

This is Phoenix as of Q1. Phoenix is our oldest and it’s one of our largest markets. We are the principal in the purchase of a home. So from a GAAP perspective, revenue equals home value. That said, when we talk about unit economics, I think it’s more instructive to start with a net inflow measure and for us, that’s represented by adjusted gross margin.

That is the spread between our buy and the sell of a home. It incorporates our fee, any change in the value of a home and services, less acquisition costs and less any repair work we might do.

From there, in order to get down to contribution, we pull out all the direct costs in the transaction. Those are selling costs, which primarily includes the buyer’s broker fees and transaction costs, as well as holding costs we might have like utilities and property taxes, et cetera.

That gives you a total contribution margin today, let’s call that CM for short, for Phoenix at 4%, which compares to the total company number of 3.1%. Given our high transaction value, however, I think it’s also useful to think about these in terms of dollars. So we’re earning $11,000 per home of CM in Phoenix or $8,000 on a total company basis, meaningful dollars.

If you just think about Phoenix, 80,000 homes are sold annually in that market. At $11,000 per home today for Opendoor, that’s over $800 million contribution in one single market that we’re going after. That’s $22 billion of GMV.

We also look at our unit margin on a post-interest basis because we do use leverage when we’re buying these homes. Senior interest expense runs around 100 basis points for us. So, today, we’re making $5,000 per home of contribution margin after interest expense.

That’s a single market look, but we didn’t just cherry-pick Phoenix. It’s certainly a very good market for us, but the important thing to note is that Phoenix is not an outlier by any means. This graph lays out all markets, 2018 and older, as of Q1. And what it shows is that we can replicate Phoenix-level type margins across many other cities. And, in fact, 90% of our markets have a positive CM today, 90%.

Of course, there are some markets we have more work to do. You can see those on the right-hand side of this page. But what we’ve proven is that we can move cities from the right-hand side to the left-hand side of this page over time through both pricing and operational improvements like Eric spoke to you about earlier.

Aside from city maturation, the other key driver of CM performance is and increasingly will be services. Eric talked about how we own the home transaction. Once we’ve earned our customers’ trust, this is the natural place to cross-sell various services. It’s high-value to them and it’s high-value to us.

The first service we introduced is Title and Escrow in 2017. It’s been very successful so far as you can see here. As Eric mentioned, attach rates are north of 80%. It comes with 75% margins and contribution per home of around $1,700.

The next step is getting our recently launched products like Home Loans, Buy with Opendoor and List with Opendoor to follow a similar ramp. There is over $20,000 of contribution margin here, relatively low hanging fruit, that we’re just beginning to capture and will be going after in the coming years. Homebuilders consistently get 60% attach rate on their mortgage products and there is no reason we can’t get to similar levels over time.

So, let’s go from unit economics today – again, Phoenix at 4% or $11,000 per home – to how we see unit economics playing out in the future.

Two drivers of improvement. First, our goal is to drive 60 basis points of lift in pricing and operations efficiency. The more automation we have, the more data we ingest, the better our price accuracy, that will drive those efficiencies. And we’ve accomplished more than this over the last few years. This is an achievable target.

Beyond that, we’re driving incremental services penetration. Out of the $20,000 that we can go after that I’ve just showed you on the prior slide, our goal is to earn an additional $6,600 per home. That’s capturing just one-third of that opportunity. That would take us to 7% overall contribution margins, which is the low end of our long-term target margin for CM. It would also take us to where services will represent a little under half of that contribution margin.

One of the things that give us confidence in our long-term target mix is looking to comparable business models like an AutoNation or Carvana. Today, those businesses are at 50/50 split between their core business and services, and we’re going in there as well.

So that’s the baseline around unit economics and where we see them going. Let’s move now to our historical financials.

Opendoor has shown tremendous growth over the last several years. In 2019, we sold nearly 19,000 homes and generated $4.7 billion of revenue. That was more than double the 2018 results and up 6x from 2017. As you would expect, growth has been driven by deepening our penetration in existing markets-gaining share—as well as launching new markets, particularly during 2018 where we went from 6 to 18 cities and we’re in 21 markets today.

As critical as growth has been, we have been been equally focused on driving positive unit economics and improving our overall financial profile. You can see this reflected in the EBITDA margins over time-steady improvement every year—up to negative 2.3% in the first quarter of 2020.

The balance sheet behind our P&L is also important to understand. We’re buying homes, creating inventory and we’re financing. So having scalable and attractive loaning facilities are important to our business.

Three points to take away. First, Opendoor’s debt is set up in asset-backed facilities. They’re fully committed and are non-recourse to the company. The lenders look to the assets—i.e.the homes—for their collateral.

Two, we have $2.4 billion in committed debt facilities today across senior and mezzanine loans with all blue chip lenders. And with that $2.4 billion of capacity and turning our inventory 3.5 times per year, that’s well over $8 billion of home value. As our home purchases scale, our lenders have told us they want to grow with us.

Finally, we’ve consistently been able to improve our capital efficiency. We’ve taken our advance rate from 80% to 100%. Meaning, today, for the homes we purchase, we fund them 100% with leverage. Meaning we don’t need to tie up our equity capital in homes.

At the same time, spreads in our senior facilities have consistently come down, as you can see here, down as much as 40% over the last two years alone. So we’re very well capitalized on the debt side in terms of our home-buying capacity. We’re also well capitalized on the equity side.

As you can see here, we have $560 million of cash today, combined with the equity we have in the homes we own. Plus, with about $1 billion of expected proceeds coming in from this transaction, we expect to end with approximately $1.5 billion in cash and about $1.7 billion of total parent capital.

Certainly, that’s one of the core objectives for doing in this transaction: to build our cash position to give us plenty of capacity to invest and then grow, and also allow us to have a balance sheet that will let us navigate whatever may come.

Speaking of what may come, I also want to touch base on the impact of COVID. Eric already talked to you about some of the tailwinds and changes in the consumer behavior coming out of COVID. I also want to touch base on the impact on our financials.

Sitting in back in March, it seems like a lifetime ago, no one knew how to bracket the impact of the pandemic. The decision was made to first prioritize safety and then, two, liquidity above all else. We quickly suspended offers across all markets and from there, focused on managing down our inventory commitment.

We went into the crisis with over $1 billion of inventory. Within five months, we had sold down about 90% of that. We did all that while maintaining margins, so this was no fire sale. In fact, it was the power of our pricing system that allowed us to be as nimble and reactive.

What COVID demonstrated was that, one, our platform provides a real margin safety; and two, management has both the skills and the experience to react to changing market conditions on a dime—if need be. COVID had an impact on this year’s numbers. We’re certainly weren’t alone in that, but we’ve come through it very well. All our markets are turned back on now and we’re back aggressively rebuilding inventory.

And with that, I want to look ahead to our projections. On the revenue side, we’re projecting $2.5 billion in COVID-adjusted revenue for this year, 2021 revenue of $3.5 billion, and hitting almost $10 billion in 2023. That’s a 58% compound annual growth rate over the next three years. $10 billion is our market for 2023, it’s not our destination. As Eric said, our ambition is to extend well beyond that.

If we step it back and just look at 2021 to 2023, that’s a $6 billion cumulative increase in revenue. It is helpful to break down the sources of where that growth is coming from. The vast majority of that increase – in fact, 70% of it – comes from just doing what we’re doing today. In other words, growing our core business and continuing to drive share across our existing 21 markets. These numbers assume we grow weighted average share from roughly 2% as of the first quarter this year to just 3% in 2023, and we can do that.

Second bucket of revenue comes from new market expansion, and that drives about 25% of the revenue increase. And we’re assuming that we launch 20 new markets over the next three years, basically doubling our market count from 21 to 41 markets, and it assumes we get to 1% share on average across all cohorts by 2023.

The last bucket comes from mortgages and services. As I showed you earlier, Title and Escrow has been very successful for us. However, the other services we highlighted are just much more nascent in their rollout. So we’ve taken a fairly conservative approach to how we have modeled these services. In total, they make up only about 5% of the overall revenue increase, and as soon as we get to about a 40% to 50% attach rate across these newer services.

That’s on the revenue side, but our services come with very high flow-through, so they’re a bigger part of our margin story, and I’ll move to that.

We’re forecasting contribution margins to steadily improve—3% this year to 5.5% by 2023. More importantly, we’re planning to grow contribution dollars by 7x over the next four years. And again, EBITDA margins continuing on that path of steady, consistent improvement, getting to breakeven in 2023.

Revenue of $3.5 billion for next year, almost $10 billion in 2023; contribution margin, $140 million next year, over $0.5 billion by 2023 in three years; powerful top line and powerful earnings story.

I want to use that same bucketing exercise to talk about where our contribution growth is coming from. So as I said, existing markets are driving 70% of our overall revenue growth and they’re driving about half of the contribution margin increase. We feel really good about that.

New markets drive 25% of the overall revenue growth. They drive about 15% of contribution margin. In services, 5% of overall revenue growth, which sure seems doable to us, but theydrive about 30% of the profit increase that we are showing here. So they get to be about half of contribution margin by 2023.

Said another way, our plan has us earning incremental $4,500 in services contribution per home in the next three years. That’s relative to the $20,000 opportunity I showed you on the prior slide, which takes us to where we 11elieve margins could ultimately go. Long term, we’re driving total contribution margins to 7%. That’s $20,000 per home, half of that from the core and half from services.Below that line, interest expense should be relatively stable at around 100 basis points and then longer term, EBITDA margins of 4% to 6%. Our story is largely about driving contribution margin improvement. However, below CM, we will leverage SG&A, marketing, and fixed operating costs to drive better overall margins, and we’ve consistently made upward progress in EBITDA over the last few years.

That concludes the financial section. As hopefully you can appreciate from this overview, I believe we are on a solid path to building very large and successful business. We are still in the early innings of our buildout and certainly square in the path of progress.

And with that, I’d like to turn it back over to Eric.

Eric Wu, Co Founder & Chief Executive Officer, OpenDoor Labs, Inc.

Thanks, Carrie. It’s obvious to us this is how people will buy and sell real estate in the future. And for all these reasons on this slide, we are energized about the opportunity ahead, which is to fix a massive problem, win a multi-hundred-billion-dollar category, and build a once-in-a-generation company.

This is my third startup and I can tell you how elusive product market fit is. When you have it and you’re solving a problem and changing consumer behavior, it gives you the opportunity to build a legacy company. And that is what we intend on doing.

So I’ll pass it to Adam to cover the transaction details.

Adam Bain, Director, Social Capital Hedosophia Holdings Corp. II

Thanks, Eric. Now, let me give you a high-level overview of the deal. The transaction values the company at $4.768 billion enterprise value. If you look at this on a multiples basis, that’s 1 times last year’s revenue and 0.5 times 2023 revenue.

Now on the right-hand side, if you look at sources and uses of capital, there is $414 million in trust from the original IPOB SPAC that is expected to come over and another $600 million in additional capital from a PIPE, private investment in public equity.

When you net this out for deal costs at the end of the transaction, Opendoor is expected to have over $1.5 billion of cash on the balance sheet. Also, there’s no secondary as part of the transaction, so all of the main uses of capital are to go right into the company.

And on the next page, as I mentioned as part of this deal, we have raised an additional $600 million through a PIPE. Insiders are making a significant commitment of $200 million of the $600 million. We think this sends a strong statement about our collective enthusiasm for this transaction. This $200 million commitment includes $100 million from Chamath Palihapitiya, Founder and CEO of Social Capital Hedosophia Holdings Corporation II; $58 million from Hedosophia Services Limited; and the remainder being invested by existing Opendoor shareholders, Access Industries and Lennar, along with Opendoor management.

New investors to Opendoor via additional PIPE contributions include BlackRock and Healthcare of Ontario Pension Plan. And finally, we expect the deal will be completed before the end of the year.

And with that, we want to thank you all for listening.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between Opendoor and SCH. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SCH intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the "SEC"), which will include a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SCH shareholders. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH's website at http://www.socialcapitalhedosophiaholdings.com/docsb.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

SCH and its directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH's shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Opendoor and SCH. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH's securities, (ii) the risk that the transaction may not be completed by SCH's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH's public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Opendoor's business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Opendoor, (ix) the outcome of any legal proceedings that may be instituted against Opendoor or against SCH related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCH's securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Opendoor operates, variations in operating performance across competitors, changes in laws and regulations affecting Opendoor's business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive residential real estate industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of SCH's registration on Form S-1 (File No. 333-237864), the registration statement on Form S-4 discussed above and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Opendoor and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Opendoor nor SCH gives any assurance that either Opendoor or SCH, or the combined company, will achieve its expectations.